April 27, 2022

VIA EDGAR

Jessica Ansart

Office of Life Sciences

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C.  20549

Re:	Protalix BioTherapeutics, Inc. Registration Statement on Form S-3

Filed April 20, 2022
File No. 333-264394

Dear Ms. Ansart:

We refer to the registration statement on Form S-3 (File No. 333-264394) (the “Registration Statement”) of Protalix BioTherapeutics, Inc., a Delaware corporation (the “Company”). In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 5:00 p.m. (Eastern time) on April 29, 2022 or as soon as practicable thereafter, which shall be after we file our Definitive Proxy Statement for our Annual Meeting of Stockholders scheduled for June 30, 2022.

We thank you in advance for your time and attention to the Registration Statement. Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at +972 (4) 902-8100 or Eyal.Rubin@protalix.com, or the Company’s counsel, Brian Hirshberg of Mayer Brown LLP at +1 (212) 506-2176 or bhirshberg@mayerbrown.com.

Sincerely,

/s/ Eyal Rubin

Eyal Rubin
Sr. Vice President and Chief Financial Officer
Protalix BioTherapeutics, Inc.

cc:	Dror Bashan

Protalix BioTherapeutics, Inc.

Brian Hirshberg
Mayer Brown LLP

2 Snunit Street, Science Park P.O.B. 455, Carmiel 20100, Israel

Tel: 972-4-988-9488 | Fax: 972-4-988-9489 | Web: www.protalix.com